September 2, 2005
BY FACSIMILE AND FEDERAL EXPRESS
Gregory S. Belliston
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Fidelity National Title Group, Inc. Amendment No. 2 to Registration Statement No. 333-126402 on Form S-1 filed September 2, 2005
Dear Mr. Belliston:
     This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter of August 30, 2005 to Raymond R. Quirk, Chief Executive Officer of Fidelity National Title Group, Inc. (the “Company” or “FNT”), with respect to the above-referenced registration statement (the “Registration Statement”). We are authorized by the Company to provide the responses contained in this letter on its behalf.
     This letter is being filed concurrently with Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response directly below each comment. All page references are to pages of the blacklined version of Amendment No. 2, which is marked to show changes from the amended Registration Statement filed on August 18, 2005 and includes the Prospectus as revised.

Gregory S. Belliston
September 2, 2005

     In connection with the Company’s response, we are submitting the following materials:
1.	Five revised, clean courtesy copies of Amendment No. 2; and

2.	Five blacklined courtesy copies of Amendment No. 2, marked to show changes from the initial Registration Statement filed on July 6, 2005.
Form S-1
General
1.	We note our prior comment 23 and your response. Please disclose the company’s operating margins. Also, supplementally, explain to us the basis for your belief that your margins are among the best in the industry. Did you perform a study? Is there available data from one or more third-party sources which support your contention? Please share any such data with us.

The Registration Statement has been revised to remove any references to the Company’s belief that its operating margins are among the best in the industry.
The Distribution
No Fractional Shares, page 14
2.	Refer to your response to comment 11. We recognize the additional disclosure which does not appear to address the issue of the expected sales price related to these shares. Please revise the disclosure to include a discussion of the anticipated sales price per share for the fractional shares to be sold.

We note your comment and have revised the Company’s disclosure on page 14 to note that the fractional shares would be sold in the public market at prevailing market prices and the aggregate proceeds would be distributed ratably to FNF stockholders otherwise entitled to fractional interests of FNT.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Reserve for Claim Losses, page 23
3.	Please refer to your response to our prior comment number 17. Please disclose the results of the two primary statistical studies that are developed by our external actuaries. To the extent that management modifies the estimate determined in these studies to arrive at the actual amount in your financial statements, disclose the factors that affected the decision to record the estimate at that amount.

Gregory S. Belliston
September 2, 2005

The Registration Statement has been revised on pages 26 and 27 to reflect the Staff’s comment and related disclosure on those pages has been clarified.
Legal Proceedings, page 47
4.	We note your response to comment 26. Item 103 of Regulation S-K requires disclosure of “the relief sought” for each material legal proceeding. Therefore, for every lawsuit discussed in this section, please disclose the amount of damages demanded. If no amount has been specified for certain cases, so state.

Upon review of the cases, the Company has determined that no amounts have been specified in any of the cases. We have changed the disclosure on pages 50, 51, F-23, F-24, F-45 and F-46 to reflect this fact.
Financial Statements – December 31, 2004
Notes to Combined Financial Statements
B. Acquisitions
Acquisition of Micro General Corporation, page F-15
5.	Please refer to your response to our prior comment number 45. We note that Micro General is not a subsidiary of the company. Please tell us why you included this disclosure, if the financial information of this company is not reflected in the consolidated financial statements.

Micro General (“MGEN”) has been a subsidiary of FNF for all periods covered by the financial statements. It is part of FNF’s title operations and will be contributed to us prior to the distribution, together with the rest of such operations. It was originally majority owned by FNF. In 2002, FNF’s majority owned subsidiary Fidelity National Information Solutions, Inc. (“FNIS”) purchased the majority ownership from FNF and the outstanding public minority shares. However, from a consolidated perspective, MGEN remained a subsidiary of FNF. The purchase of the minority interest was accounted for under purchase accounting as the acquisition of shares from a minority interest. Purchase accounting was applied to the portion of MGEN’s assets and liabilities deemed acquired in this minority asset purchase. The result of the transaction was an increase in consolidated equity of $98.7 million and an increase in net assets, the majority of which was goodwill. The same accounting that was used in FNF’s historical accounts has been applied in FNT’s financial statements, which reflect the historical accounting for the operations which will represent FNT’s operations after the distribution. The company does not believe that any additional information about the accounting for this acquisition is needed in the S-1, due to its small size and the complicated nature of the accounting involved.

Gregory S. Belliston
September 2, 2005

J. Commitments and Contingencies, pages F-22 – F-24
6.	We note your response to our prior comment number 47. Please note that we view the disclosure of the amounts being sought in each lawsuit as the maximum of a range of potential settlements as discussed in SFAS 5 with no settlement being the lower end of that range. Please revise your discussion of the amounts being sought by the plaintiffs in each of these actions. You may want to disclose separately the amount of premium refund versus the amount of damages sought if you feel it is helpful in understanding the potential impact of these legal actions.

Upon review of the cases, the Company has determined that no amounts have been specified in any of the cases. We have changed the disclosure on pages 50, 51, F-23, F-24, F-45 and F-46 to reflect this fact.
Exhibit Index, page II-8
7.	Agreements filed pursuant to Item 601(b)(10) of Regulation S-K are typically material enough that there principal terms should also be discussed in the body of the filing. Please ensure that you provide appropriate disclosure concerning each of these contracts. In your response letter, please list the page numbers where each exhibit filed under Item 601(b)(10) is discussed in your filing.

The Registration Statement has been revised to include discussions of the principal terms of the agreements filed pursuant to Item 601(b)(10) on the following pages:
•	Exhibit 10.1 on pages 68-71;

•	Exhibits 10.2 and 10.3 on pages 71,72 and 82;

•	Exhibit 10.4 on page 73;

•	Exhibits 10.5 and 10.6 on pages 74 and 75;

•	Exhibit 10.7 on pages 75 and 76;

•	Exhibit 10.8 on pages 76 and 83;

•	Exhibit 10.9 on page 76;

•	Exhibits 10.10 and 10.11 on pages 76 through 78;

•	Exhibits 10.12 and 10.13 on pages 78 and 79;

•	Exhibit 10.14 on page 79;

Gregory S. Belliston
September 2, 2005

•	Exhibit 10.15 on page 80;

•	Exhibit 10.16 on pages 80 and 81;

•	Exhibit 10.17 on page 82;

•	Exhibits 10.18 and 10.19 on page 73;

•	Exhibits 10.20 through 10.24 on pages 85 and 86;

•	Exhibits 10.25 through 10.34 on page 83;

•	Exhibits 10.35 on pages 83 and 84;

•	Exhibits 10.36 and 10.37 on page 86;

•	Exhibits 10.38 and 10.39 on pages 84 and 85;

•	Exhibit 10.40 on page 85;

•	Exhibits 10.41 through 10.48 on page 86;

•	Exhibit 10.49 on page 62; and

•	Exhibit 10.50 on pages 67 and 68.

     Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 424-8088.

Very truly yours,
/s/ Robert S. Rachofsky
Robert S. Rachofsky